March 9, 2007
Sara D. Kalin, Branch Chief
H. Yuna Peng, Esq.
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Santander Drive Auto Receivables LLC (formerly know as Drive Auto Receivables LLC)
Amendment No. 2 to Registration Statement on Form S-3 File No. 333-139609 (the “Registration Statement”)
Dear Ms. Kalin and Ms. Peng:
Santander Drive Auto Receivables LLC (the “Registrant”) today filed Amendment No. 2 to the Registration Statement referenced above. The Registrant hereby certifies that other than: (i) changes responsive to the oral comment of Ms. Kalin to add a brief summary of circumstances regarding when pool assets can otherwise be added removed or substituted (which appears on page S-5); and (ii) changes necessitated by the change in name of each of the sponsor and the Registrant, there are no material changes to the Registration Statement or the exhibits thereto from the previous filing.

Very truly yours,

/s/ Jim W. Moore

Name: Jim W. Moore Title: Vice President